Exhibit 2.2

Description of Rights of Each Class of Securities

Type and Class of Securities

Foresight Autonomous Holdings Ltd.’s (the “Company”) authorized share capital consisted of 1,000,000,000 ordinary shares of no par value (“Ordinary Shares”).

Registration Number and Purposes and Objects of the Company

The Company’s registration number with the Israeli Registrar of Companies is 52-003606-2. The Company’s purpose is set forth in Section 3 of the Company’s articles of association and includes every lawful purpose.

Preemptive Rights

The Company’s Ordinary Shares are not redeemable and are not subject to any preemptive right.

Limitations or Qualifications

Not applicable.

Other Rights

Not applicable.

The Powers of the Directors

The Company’s board of directors shall direct the Company’s policy and shall supervise the performance of the Company’s chief executive officer and his actions. The Company’s board of directors may exercise all powers that are not required under Israeli Companies Law of 1999 (the “Companies Law”) or under the Company’s articles of association to be exercised or taken by the Company’s shareholders or management.

Voting Rights of Directors

Subject to the provisions of the Companies Law and the Company’s articles of association, no director shall be disqualified by virtue of his or her office from holding any office or place of profit in the Company or in any company in which the Company shall be a shareholder or otherwise interested, or from contracting with the Company as vendor, purchaser or otherwise, nor shall any such contract, or any contract or arrangement entered into by or on behalf of the Company in which any director shall be in any way interested, be avoided, nor, other than as required under the Companies Law, shall any director be liable to account to the Company for any profit arising from any such office or place of profit or realized by any such contract or arrangement by reason only of such director’s holding that office or of the fiduciary relations thereby established, but the nature of his or her interest, as well as any material fact or document, must be disclosed by him at the meeting of the Board at which the contract or arrangement is first considered, if his or her interest then exists, or, in any other case, at no later than the first meeting of the Board after the acquisition of his or her interest.

Rights of the Shares

The Company’s Ordinary Shares shall confer upon the holders thereof:

●	equal right to attend and to vote at all of the Company’s general meetings, whether regular or special, with each Ordinary Share entitling the holder thereof, which attends the meeting and participates in the voting, either in person or by a proxy or by a written ballot, to one vote;

●	equal right to participate in distribution of dividends, if any, whether payable in cash or in bonus shares, in distribution of assets or in any other distribution, on a per share pro rata basis; and

●	equal right to participate, upon the Company’s dissolution, in the distribution of the Company’s assets legally available for distribution, on a per share pro rata basis.

All Ordinary Shares have identical voting and other rights in all respects.

Election of Directors

Pursuant to the Company’s amended and restated articles of association, the Company’s directors are elected at an annual general meeting and/or a special meeting of the Company’s shareholders and serve on the board of directors until the next annual general meeting of the Company’s shareholders following his or her appointment, or until they resign or cease to act as board members pursuant to the provisions of the Company’s amended and restated articles of association or any applicable law. In addition, in the event the number of members of the Company’s board of directors drops below the minimum number of three members, the Company’s amended and restated articles of association allow the Company’s board of directors to appoint directors to fill vacancies on the board of directors (subject to the maximum of ten directors) to serve until the next annual general meeting. External directors are elected for an initial term of three years, may be elected for additional terms of three years each under certain circumstances and may be removed from office pursuant to the terms of the Companies Law.

Annual and Special Meetings

Under Israeli law, the Company’ is required to hold an annual general meeting of the Company’s shareholders once every calendar year, at such time and place which shall be determined by the Company’s board of directors, which must be held no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as special general meetings. The Company’s board of directors may call special meetings whenever it sees fit and upon the written request of: (a) any two of the Company’s directors or one quarter of the members of the Company’s board of directors; and/or (b) one or more shareholders holding, in the aggregate, either (i) 5% or more of the Company’s outstanding issued shares and 1% of the Company’s outstanding voting power or (ii) 5% or more of the Company’s outstanding voting power.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and forty days prior to the date of the meeting. The Companies Law and the Company’s amended and restated articles of association require that resolutions regarding the following matters must be passed at a general meeting of the Company’s shareholders:

●	amendments to the Company’s amended and restated articles of association;

●	the exercise of the Company’s board of director’s powers by a general meeting if the Company’s board of directors is unable to exercise its powers and the exercise of any of its powers is required for the Company’s proper management;

●	appointment or termination of the Company’s auditors;

●	appointment or termination of directors, including external directors;

●	approval of acts and transactions requiring general meeting approval pursuant to the provisions of the Companies Law and any other applicable law;

●	increases or reductions of the Company’s authorized share capital; and

●	a merger (as such term is defined in the Companies Law).

Notices

The Companies Law and the Company’s amended and restated articles of association require that a notice of any annual or special shareholders meeting be provided to shareholders at least 21 days prior to the meeting, and if the agenda of the meeting includes, among other matters, the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the meeting.

Quorum

As permitted under the Companies Law, the quorum required for the Company’s general meetings consists of at least two shareholders present in person, by proxy or written ballot, who hold or represent between them at least 1/3 of the total outstanding voting rights. If within half an hour of the time set forth for the general meeting a quorum is not present, the general meeting shall stand adjourned the same day of the following week, at the same hour and in the same place, or to such other date, time and place as prescribed in the notice to the shareholders and in such adjourned meeting, if no quorum is present within half an hour of the time arranged, any number of shareholders participating in the meeting, shall constitute a quorum.

If a special general meeting was summoned following the request of a shareholder, then a quorum required in an adjourned general meeting, shall consist of at least one or more shareholders holding, in the aggregate, either (a) at least 5% of the Company’s issued and outstanding share capital and at least 1% of the Company’s voting rights, or (b) at least 5% of the Company’s voting rights.

Access to Corporate Records

Under the Companies Law, shareholders are entitled to have access to: minutes of the Company’s general meetings; the Company’s shareholders register and principal shareholders register, articles of association and annual audited financial statements; and any document that the Company is required by law to file publicly with the Israeli Companies Registrar or the Israel Securities Authority. These documents are publicly available and may be found and inspected at the Israeli Registrar of Companies. In addition, shareholders may request to be provided with any document related to an action or transaction requiring shareholder approval under the related party transaction provisions of the Companies Law. The Company may deny this request if the Company believes it has not been made in good faith or if such denial is necessary to protect the Company’s interest or protect a trade secret or patent.

Adoption of Resolutions

Except as required by the Companies Law or the Company’s articles of association, a resolution of the shareholders shall be adopted if approved by the holders of a simple majority of the voting power represented at the general meeting in person or by proxy and voting thereon, as one class, and disregarding abstentions from the count of the voting power present and voting. Without limiting the generality of the foregoing, a resolution with respect to a matter or action for which the Companies Law prescribes a higher majority or pursuant to which a provision requiring a higher majority would have been deemed to have been incorporated into the Company’s articles of association, but resolutions with respect to which the Companies Law allows the Company’s amended and restated articles of association to provide otherwise, shall be adopted by a simple majority of the voting power represented at the General Meeting in person or by proxy and voting thereon, as one class, and disregarding abstentions from the count of the voting power present and voting.

Changing Rights Attached to Shares

Unless otherwise provided by the terms of the shares and subject to any applicable law, in order to change the rights attached to any class of shares, such change must be adopted by the board of directors and at a general meeting of the affected class or by a written consent of all the shareholders of the affected class.

The enlargement of an existing class of shares or the issuance of additional shares thereof shall not be deemed to modify the rights attached to the previously issued shares of such class or of any other class, unless otherwise provided by the terms of the shares.

Limitations on the Rights to Own Ordinary Shares

There are no limitations on the right to own the Company’s securities.

Provisions Restricting Change in Control of the Company

There are no specific provisions of the Company’s amended and restated articles of association that would have an effect of delaying, deferring or preventing a change in control of the Company or that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or the Company’s subsidiaries). However, as described below, certain provisions of the Companies Law may have such effect.

The Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to the merger have the transaction approved by its board of directors and, unless certain requirements described under the Companies Law are met, a vote of the majority of its shareholders, and, in the case of the target company, also a majority vote of each class of its shares. For purposes of the shareholder vote of each party, unless a court rules otherwise, the merger will not be deemed approved if shares representing a majority of the voting power present at the shareholders meeting and which are not held by the other party to the merger (or by any person or group of persons acting in concert who holds 25% or more of the voting power or the right to appoint 25% or more of the directors of the other party) vote against the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same Special Majority (as defined below) approval that governs all extraordinary transactions with controlling shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors. In addition, a merger may not be completed unless at least (1) 50 days have passed from the time that the requisite proposals for approval of the merger were filed with the Israeli Registrar of Companies by each merging company and (2) 30 days have passed since the merger was approved by the shareholders of each merging company.

The term “Special Majority” is defined in the Companies Law as:

●	at least a majority of the shares held by shareholders who are not controlling shareholders and do not have personal interest in the merger (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder) have voted in favor of the proposal (shares held by abstaining shareholders shall not be considered); or

●	the total number of shares voted against the merger, does not exceed 2% of the aggregate voting rights of the company.

The Companies Law also provides that an acquisition of shares in an Israeli public company must be made by means of a “special” tender offer if as a result of the acquisition (1) the purchaser would become a holder of 25% or more of the voting rights in the company, unless there is already another holder of at least 25% or more of the voting rights in the company, or (2) the purchaser would become a holder of 45% or more of the voting rights in the company, unless there is already a holder of more than 45% of the voting rights in the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholders’ approval, subject to certain conditions, (2) was from a holder of 25% or more of the voting rights in the company which resulted in the acquirer becoming a holder of 25% or more of the voting rights in the company, or (3) was from a holder of more than 45% of the voting rights in the company which resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company. A “special” tender offer must be extended to all shareholders. In general, a “special” tender offer may be consummated only if (1) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (2) the offer is accepted by a majority of the offerees who notified the company of their position in connection with such offer (excluding the offeror, controlling shareholders, holders of 25% or more of the voting rights in the company or anyone on their behalf, or any person having a personal interest in the acceptance of the tender offer). If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of an Israeli public company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. In general, if less than 5% of the outstanding shares are not tendered in the tender offer and more than half of the offerees who have no personal interest in the offer tendered their shares, all the shares that the acquirer offered to purchase will be transferred to it by operation of law. However, a tender offer will also be accepted if the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of shares. Shareholders may request appraisal rights in connection with a full tender offer for a period of six months following the consummation of the tender offer, but the acquirer is entitled to stipulate, under certain conditions, that tendering shareholders will forfeit such appraisal rights.

Lastly, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his Ordinary Shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap.

Differences Between Law of Different Jurisdictions

Not applicable.

Borrowing Powers

Pursuant to the Companies Law and the Company’s articles of association, the Board may exercise all powers and take all actions that are not required under law or under the Company’s amended and restated articles to be exercised or taken by the shareholders, including the power to borrow money for company purposes subject to the provisions of the Companies Law and the Company’s articles of association.

Changes in the Company’s Capital

The general meeting may, by a simple majority vote of the shareholders attending the general meeting and subject to the provisions of the Companies Law:

●	increase the Company’s registered share capital by the creation of new shares from the existing class or a new class, as determined by the general meeting;

●	cancel any registered share capital which has not been taken or agreed to be taken by any person;

●	consolidate and divide all or any of the Company’s share capital into shares of larger nominal value than the Company’s existing shares;

●	subdivide the Company’s existing shares or any of them, the Company’s share capital or any of it, into shares of smaller nominal value than is fixed; and

●	reduce the Company’s share capital and any fund reserved for capital redemption in any manner, and with and subject to any incident authorized, and consent required, by the Companies Law.

Debt Securities

The Company does not have any debt securities that are registered under Section 12 of the Securities Exchange Act of 1934, as amended.

Warrants and Rights

The Company does not have any warrants or rights that are registered under Section 12 of the Securities Exchange Act of 1934, as amended.

Other Securities

The Company does not have any other securities that are registered under Section 12 of the Securities Exchange Act of 1934, as amended.

Name of the Depositary

The Bank of New York Mellon, as depositary, will register and deliver ADSs. Each ADS will represent five Ordinary Shares (or a right to receive five Ordinary Shares) deposited with Bank Hapoalim or Leumi Bank, as custodian for the depositary in Tel Aviv. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depository are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at 240 Greenwich Street New York, NY 10286.

American Depositary Shares

A holder of the Company’s ADSs (the “Holder”) may hold ADSs either (A) directly (i) by having American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in the Holder’s name, or (ii) by having uncertificated ADSs registered in the Holder’s name, or (B) indirectly by holding a security entitlement in ADSs through the ADS Holder’s broker or other financial institution that is a direct or indirect participant in The Depository Trust Company (“DTC”). If the Holder hold ADSs directly, the Holder is a registered ADS holder, also referred to as an ADS holder. This description assumes the Holder is an ADS holder. If the Holder holds the ADSs indirectly, the Holder must rely on the procedures of the Holder’s broker or other financial institution to assert the rights of ADS holders described in this section. The Holder should consult with his broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, the Company will not treat the Holder as one of the Company’s shareholders and the Holder will not have shareholder rights. Because the depositary will actually hold the Ordinary Shares, a Holder must rely on it to exercise the rights of a shareholder. Israeli law governs shareholder rights. The depositary will be the holder of the shares underlying the Holder’s ADSs. As a registered holder of ADSs, the Holder will have ADS holder rights. A deposit agreement among the Company, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, the Holder should read the entire deposit agreement and the form of ADR.

Dividends and Other Distributions

How will the Holder receive dividends and other distributions on the shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. The Holder will receive these distributions in proportion to the number of shares the Holder’s ADSs represent.

Cash.

The depositary will convert any cash dividend or other cash distribution the Company pays on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. The depository will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, the Holder may lose some or all of the value of the distribution.

Shares.

The depositary may distribute additional ADSs representing any shares the Company distributes as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights to Purchase Additional Shares.

If the Company offers holders of the Company’s securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, the Holder will receive no value for them.

The depositary will exercise or distribute rights only if the Company ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary.

U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be able subject to restrictions on transfer.

Other Distributions.

The depositary will send to ADS holders anything else the Company distributes on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what the Company distributed and distributes the net proceeds, in the same way as it does with cash. Or, it may decide to hold what the Company distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from the Company that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. The Company has no obligation to register ADSs, shares, rights or other securities under the Securities Act. The Company also has no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that the Holder may not receive the distributions the Company makes on the Company’s shares or any value for them if it is illegal or impractical for the Company to make them available to the Holder.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if the Holder or the Holder’s broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names the Holder requests and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

The Holder may surrender his ADSs for the purpose of withdrawal at the depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at the Holder’s request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depository is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited share of other security. The depositary may charge the Holder a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

The Holder may surrender his ADR to the depositary for the purpose of exchanging the Holder’s ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do the Holder vote?

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If the Company request, the depositary to solicit the Holder’s voting instructions (and the Company is not required to do so), the depositary will notify ADS holders of a shareholders’ meeting and send or make voting materials to them if the Company asks it to. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary.

The depositary will try, as far as practical, subject to the laws of the State of Israel and of the Company’s amended and restated articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If the Company does not request the depositary to solicit the Holder’s voting instructions, the Holder can still send voting instructions, and, in that case, the depositary may try to vote as the Holder instruct, but it is not required to do so.

Except by instructing the depositary as described above, the Holder won’t be able to exercise voting rights unless the Holder surrender the Holder’s ADSs and withdraw the shares. However, the Holder may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

The Company cannot assure that the Holder will receive the voting materials in time to ensure that the Holder can instruct the depositary to vote the Holder’s shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that the Holder may not be able to exercise the Holder’s right to vote and there may be nothing the Holder can do if the Holder’s shares are not voted as the Holder requested.

In order to give the Holder a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if the Company requests the depositary to act, the Company agrees to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.